SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Astronics Corporation
(Name of Issuer)

Common Stock, $0.01 par value
Class B Common Stock, $0.01 par value
(Title of Class of Securities)

046433108
046433207
(CUSIP Number)

5096 SARANAC LLC
Kevin T. Keane
1801 Elmwood Avenue, Suite 1
Buffalo, New York 14207-2463
(716) 863-1110
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046433108 and 046433207	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON 5096 SARANAC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 1,300,269 shares of Class B Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 1,300,269 shares of Class B Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON* 1,300,269 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

18.2% of the outstanding shares of Class B Common Stock

13.9% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

4.5% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON OO

* See Items 5(a) and 5(b).

CUSIP No. 903914208	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Kevin T. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER* 309,649 shares of Common Stock[1] 438,594 shares of Class B Common Stock[2]
	8	SHARED VOTING POWER* 1,300,269 shares of Class B Common Stock
	9	SOLE DISPOSITIVE POWER* 309,649 shares of Common Stock[1] 438,594 shares of Class B Common Stock[2]
	10	SHARED DISPOSITIVE POWER* 1,300,269 shares of Class B Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON* 309,649 shares of Common Stock[1] 1,729,306 shares of Class B Common Stock[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

1.4% of the outstanding shares of Common Stock

24.2% of the outstanding shares of Class B Common Stock

18.9% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

7.0% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON IN

 1 Includes 58,120 shares of Common Stock owned by, or held in trust for the benefit of, the Reporting Person's wife and 13,000 shares of Common Stock issuable upon exercise of options.

2 Includes 192,275 shares of Class B Common Stock owned by, or held in trust for the benefit of, the Reporting Person's wife and 2,742 shares of Class B Common Stock issuable upon exercise of options.

* See Items 5(a) and 5(b).

CUSIP No. 046433108 and 046433207	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Daniel G. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 1,300,269 shares of Class B Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 1,300,269 shares of Class B Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON* 1,300,269 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

18.2% of the outstanding shares of Class B Common Stock

13.9% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

4.5% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON OO

* See Items 5(a) and 5(b).

CUSIP No. 046433108 and 046433207	SCHEDULE 13D/A	Page 5 of 6 Pages

This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D filed with the SEC on January 21, 2016 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on April 10, 2017 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the (i) shares of common stock, par value $0.01 per share (the "Common Stock"), of Astronics Corporation, a New York corporation (the "Issuer"), and (ii) shares of class B common stock, par value $0.01 per share (the "Class B Common Stock"), of the Issuer. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Item 5 as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and Class B Common Stock and percentages of the Common Stock and Class B Common Stock beneficially owned by each of the Reporting Persons. In addition, each share of Class B Common Stock is convertible into a share of Common Stock on a one-for-one basis. The cover pages to this Schedule 13D do not set forth beneficial ownership of the Common Stock as a result of such conversion right. The percentages reported in this Schedule 13D are calculated based upon the 21,643,422 shares of Common Stock and the 7,354,357 shares of Class B Common Stock outstanding as of April 12, 2017, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 17, 2017, and gives effect to Mr. K. Keane's conversion, as more fully described in Item 5(c).

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock and Class B Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. In addition, each share of Class B Common Stock is convertible into a share of Common Stock on a one-for-one basis. The cover pages to this Schedule 13D do not set forth beneficial ownership of the Common Stock as a result of such conversion right.

(c)	Mr. K. Keane converted 209,557 shares of Class B Common Stock into 209,557 shares of Common Stock on May 11, 2017.

(d)	No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock or Class B Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 046433108 and 046433207	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 15, 2017

5096 SARANAC LLC

By: /s/ Kevin T. Keane
Name: Kevin T. Keane
Title: Manager

/s/ Kevin T. Keane
kevin t. KEANE

/s/ Daniel G. Keane
DANIEL G. KEANE